330 Bay Street, Suite 1400, Toronto, ON M5H 2S8 www.western-uranium.com

October 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Western Uranium & Vanadium Corp. – Request for Acceleration of Effective Date

Registration Statement on Form S-1

File No. 333-258861

Acceleration Request

Requested Date: November 2, 2021

Requested Time: 2:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, we hereby request that the Registration Statement on Form S-1 (File No. 333-258861) of Western Uranium & Vanadium Corp. be declared effective at 2:00 p.m. Eastern Time on Tuesday, November 2, 2021, or as soon thereafter as practicable. We respectfully request that you notify Brad Wiggins of Securities Law USA of such effectiveness by telephone at (661) 713-6843.

Please contact Mr. Wiggins if you have any questions with respect to this request. Thank you.

Sincerely,

Western Uranium & Vanadium Corp.

By:	/s/ Robert Klein
Robert Klein
Chief Financial Officer